

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 20, 2005

GEORGIA-PACIFIC CORPORATION
(Exact Name of Registrant as Specified in its Charter)

Georgia	001-03506	93-0432081
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

133 Peachtree Street, N.E., Atlanta, Georgia 30303
(Address of Principal Executive Offices) (Zip Code)

Registrant's telephone number, including area code: (404) 652-4000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

¨ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

¨ Soliciting material pursuant to Rule 14a-12 under the Securities Act (17 CFR 240.14a-12)

¨ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

¨ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events.

Georgia-Pacific Corp. (NYSE: GP) today said the Internal Revenue Service (IRS) has determined to tax the holders of two series of tax-exempt bonds issued to finance portions of the cost of solid waste disposal facilities at the company's Toledo, OR mill. The bonds, Series 157 and 168, were originally issued by the State of Oregon in 1995 as non-recourse revenue bonds in the amounts of $43,500,000 and $11,300,000, respectively (the Series 168 bonds, which are no longer outstanding, were refunded in 1998 by the Issuer's Series 187 bonds). The IRS review of the tax status of these bonds was previously disclosed in filings by the company with the Securities and Exchange Commission and nationally recognized municipal securities information repositories on June 7, 2005.

Beginning in 2002, the company attempted to resolve the tax exemption issues with the IRS. However, on April 15, 2005, the company was notified that the IRS Appeals Office had closed the case and returned jurisdiction to the District Office. Thereafter, the company was in contact with the IRS in an effort to clarify the effect of these actions.

On June 10, 2005, the IRS sent a letter to the State of Oregon advising that, pursuant to the governing Revenue Procedure, the termination of the Appeals Office proceeding rendered the proposed adverse determination regarding the tax-exempt status of the bonds final on April 15, 2005. The letter further advised the State that the IRS did not intend to have any further settlement discussions and would move to tax bondholders on the interest received by them as soon as possible.

On June 20, 2005, during discussions between the company and the IRS, the IRS confirmed the contents of its June 10, 2005 letter, but acknowledged that attempts to tax holders of the Series 168 bonds (which were redeemed in 1998) might be time barred for most holders of those bonds. In light of these developments, the company is endeavoring to identify the holders of the two Oregon bond issues in order to discuss with them the options that may be available to protect the interests of bondholders and the company. The Series 187 bonds are not under audit at this time and, therefore, the final adverse determination does not apply to them.

The IRS also confirmed to the company that it is willing to continue to engage in discussions, including settlement discussions, if applicable, regarding the following other series of bonds issued to finance solid waste disposal facilities at other Georgia-Pacific mills, which have been selected by the IRS for examination: (i) $40,300,000 Industrial Development Authority of the County of Bedford, Virginia Industrial Development Revenue Bonds (Nekoosa Packaging Corporation Project), Series 1998; (ii) $11,600,000 County Commission of Fayette County, West Virginia, Solid Waste Disposal Facility Revenue Bonds (Georgia Pacific Corporation Project), Series 1995; (iii) $19,500,000 Industrial Development Authority of the County of Campbell, Virginia, Solid Waste Disposal Facility Revenue Bonds (Georgia Pacific Corporation Project), Series 1994; (iv) $80,890,000 Development Authority of Effingham County, Georgia, Solid Waste Disposal Revenue Bonds (Fort James Project), Series 1998; and (v) $32,310,000 Industrial Development Authority of Goochland County, Virginia, Industrial Development Revenue Refunding Bonds (Nekoosa Packaging Corporation Project), Series 1998.

The company does not anticipate that any actions it may take in connection with the two Oregon bond issues, or the potential settlement of claims the IRS may assert with respect to the other bond issues still under examination, would have a material adverse effect on the company's results of operations or financial condition.

Some of the matters discussed in this Form 8-K concerning future events or circumstances, including the tax-exempt status of bonds which remain under examination, any settlement with the IRS regarding such bonds and the amounts the company may be required to pay as part of any such settlement, constitute forward-looking statements and are based upon the company's current expectations and beliefs concerning such events or circumstances. Forward-looking statements are only predictions. Therefore, readers are cautioned not to place undue reliance on these forward-looking statements, which are based on information known today and speak only as of the date of this filing. Actual events or circumstances may differ materially as a result of a number factors, many of which are outside the control of the company, including, among other things, final determinations of the IRS regarding the tax-exempt status of such bonds or other series of bonds issued to finance solid waste disposal facilities at other Georgia-Pacific mills, the willingness of the IRS to enter into a settlement or settlements with the company on acceptable terms, if at all, and the applicability to the company of IRS or court decisions involving bonds issued for similar purposes on behalf of other companies, which may establish precedents regarding the taxability of such bonds.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 21, 2005


GEORGIA-PACIFIC CORPORATION

By: /s/ DOUGLAS P. ROBERTO
Name: Douglas P. Roberto
Title: Secretary
